FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

ITEM 1	REPORTING ISSUER

ENERGY METALS CORPORATION
#1238 – 200 Granville Street
Vancouver, BC V6C 1S4
Tel: (604) 684-9007
Fax: (604) 408-4799

(the “Company”)

ITEM 2	DATE OF MATERIAL CHANGE

November 21, 2006

ITEM 3	NEWS RELEASE

December 5, 2006

ITEM 4	SUMMARY OF MATERIAL CHANGE

Golden Predator, a wholly owned subsidiary of the Company finalizes purchase of assets of Springer Mining Company from General Electric Company.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Company's wholly owned subsidiary, Golden Predator Mines Inc., has completed the acquisition of Springer Mining Company from General Electric Company. Total consideration consisted of $4.5-million (U.S.) as well as the assumption of certain reclamation obligations in the amount of $981,411 (U.S.). The reclamation obligations are secured by way of escrowed finances which will be released periodically upon completion of various stages of reclamation work. Springer Mining owns approximately 2,900 acres of fee simple land including the Springer tungsten mine and mill complex located in Pershing county, Nevada.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7	OMITTED INFORMATION

N/A

ITEM 8	SENIOR OFFICERS

Paul Matysek – President, Tel., 604-684-9007
Christine Thomson – Corporate Secretary, Tel., 604-684-9007

ITEM 9	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 5th day of December, 2006.

“Christine Thomson
______________________________________________
Christine Thomson, Corporate Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.